Exhibit 99.1

January 23, 2024

Ovintiv Inc.

1700, 370 – 17th Street

Denver, Colorado

USA, 80202

Attention:	Ms. Theresa Wisda, Director Reserves

Reference:	Ovintiv Inc.
December 31, 2023 Reserve Audit Opinion
BC Montney – Dawson North

At the request of Ovintiv Inc. (the Company), McDaniel & Associates Consultants Ltd. (McDaniel) has conducted a reserves audit of the estimates of the proved reserves as of December 31, 2023 associated with certain assets of the Company as prepared by the Company’s engineering and geological staff based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC). Our third-party reserves audit, completed on January 10, 2023 and presented herein, was prepared for public disclosure by the Company in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations. The estimated reserves shown herein represent the Company’s estimated net reserves attributable to the leasehold and royalty interests and derived through in certain properties owned by the Company and the portion of those reserves audited by McDaniel, as of December 31, 2023. This report has been prepared for the Company’s use in filing with the SEC and, in our opinion, the assumptions, data, methods and procedures used in the preparation of this report are appropriate for such purpose.

The properties audited by McDaniel account for a portion of the Company’s total net proved reserves as of December 31, 2023. Based on the estimates of total Canadian net proved reserves prepared by the Company, the reserves audit conducted by McDaniel comprise 53 percent of the total proved reserves of the Company’s Canadian Assets and 22 percent of the total proved reserves of the Company’s total assets.

2000, Eighth Avenue Place, East Tower, 525 – 8 Avenue SW, Calgary AB T2P 1G1 Tel: (403) 262-5506 www.mcdan.com

Ovintiv Inc. December 31, 2023 Reserve Audit Opinion – BC Montney – Dawson North	Page 2 January 23, 2024

As prescribed by the Society of Petroleum Engineers in Paragraph 2.2(f) of the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (SPE auditing standards), a reserves audit is defined as “the process of reviewing certain of the pertinent facts interpreted and assumptions made that have resulted in an estimate of reserves prepared by others and the rendering of an opinion about (1) the appropriateness of the methodologies employed; (2) the adequacy and quality of the data relied upon; (3) the depth and thoroughness of the reserves estimation process; (4) the classification of reserves appropriate to the relevant definitions used; and (5) the reasonableness of the estimated reserve quantities.”

Based on our audit, including the data, technical processes and interpretations presented by the Company, it is our opinion that the overall procedures and methodologies utilized by the Company in preparing their estimates of the proved reserves as of December 31, 2023 comply with current SEC regulations and that the overall proved reserves for the audited properties as estimated by the Company are, in aggregate, reasonable within the established audit tolerance guidelines of 10 percent as set forth in the SPE auditing standards.

The scope of the audit consisted of the independent detailed preparation of our own estimates of the proved reserves and the comparison of our proved reserve results to the estimates prepared by the Company for the BC Montney in the Dawson North area in the Province of British Columbia. When compared on an entity-by-entity basis, some estimates prepared by the Company are greater than and some are less than those prepared by McDaniel. However, in our opinion, the estimates prepared by the Company are, in aggregate, reasonable and are within the established audit tolerance of plus or minus 10 percent and the estimates have been prepared in accordance with generally accepted petroleum engineering practices and procedures.

For the purpose of this audit, only deterministic methods were used. The proved reserve estimates prepared by both the Company and McDaniel conform to the reserve definitions as set forth in the SEC’s Regulation S-X Part 210.4-10(a) and as clarified in subsequent Commission Staff Accounting Bulletins. We believe that such assumptions, data, methods, and procedures are appropriate for the purpose served by the report.

Ovintiv Inc. December 31, 2023 Reserve Audit Opinion – BC Montney – Dawson North	Page 3 January 23, 2024

The net reserves as estimated by the Company attributable to the Company’s interest and entitlement in properties that were audited are summarized as follows:

SEC PARAMETERS

Estimated Net Proved Reserves (1)

Certain Leasehold and Royalty Interests and

Derived Through Certain Production Sharing Contracts of

Ovintiv Inc.

As of December 31, 2023

(1)
Numbers may not add due to rounding.

Liquid hydrocarbons are expressed in standard 42-gallon barrels and shown herein as thousands of barrels (MBarrels). The natural gas liquids volumes shown include condensate. All gas volumes are reported on an “as sold basis” expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

Reserves Included in This Report

In our opinion, the proved reserves presented in this report conform to the definition as set forth in the SEC’s Regulations S-X Part 210.4-10(a).

The various proved reserve status categories are defined under the attachment entitled “Petroleum Reserves Status Definitions and Guidelines” in this report. The proved developed non-producing reserves included herein consist of the shut-in and behind pipe categories.

Reserves are “estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.” All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability.

Ovintiv Inc. December 31, 2023 Reserve Audit Opinion – BC Montney – Dawson North	Page 4 January 23, 2024

Audit Data, Methodology, Procedure and Assumptions

The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by the SEC’s Regulations S-X Part 210.4-10(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods; (2) volumetric-based methods; and (3) analogy. These methods may be used singularly or in combination by the reserve evaluator in the process of estimating the quantities of reserves. Reserve evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated and the stage of development or producing maturity of the properties.

McDaniel has prepared its report in accordance with SEC Regulation S-K, 229.1202 and Regulation S‑X, 210.4-10.

The reserves evaluations prepared by the Company have been audited, not for the purpose of verifying exactness, but the reserves information, company policies, procedures, and methods used in estimating the reserves will be examined in sufficient detail so that McDaniel can express an opinion as to whether, in aggregate, the reserves information presented by the Company are reasonable.

Estimates of reserves quantities and their associated reserve categories may be revised in the future as additional geoscience or engineering data become available. Furthermore, estimates of reserves quantities and their associated reserve categories may also be revised due to other factors such as changes in economic conditions, results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted herein.

The proved reserves prepared by the Company, for the properties that McDaniel has audited, were estimated by performance methods, the volumetric method, analogy, or a combination of methods. Greater than 90 percent of the proved producing reserves attributable to producing wells and/or reservoirs that we reviewed were estimated by performance methods or a combination of methods. These performance methods include, but may not be limited to, decline curve analysis, material balance and/or reservoir simulation which utilized extrapolations of historical production and pressure data available through November 2022, in those cases where such data were considered to be definitive. The data utilized in this analysis were supplied to McDaniel by the Company or obtained from public data sources and were considered sufficient for the purpose thereof.

To estimate economically recoverable proved oil and gas reserves, many factors and assumptions are considered including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be anticipated to be economically producible from a

Ovintiv Inc. December 31, 2023 Reserve Audit Opinion – BC Montney – Dawson North	Page 5 January 23, 2024

given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined.

The initial SEC hydrocarbon prices in effect on December 31, 2023 for the properties audited by McDaniel were determined using the 12-month average first-day-of-the-month benchmark prices appropriate to the geographic area where the hydrocarbons are sold. These benchmark prices are prior to the adjustments for differentials as described herein. The table below summarizes the “benchmark prices” and “price reference” used by the Company for the geographic areas reviewed by McDaniel. In certain geographic areas, the price reference and benchmark prices may be defined by contractual arrangements.

The product prices which were actually used by the Company to determine the future gross revenue for the properties audited by McDaniel reflect adjustments to the benchmark prices for gravity, quality, local conditions, and/or distance from market, referred to herein as “differentials.” The differentials used by the Company were accepted as factual data and reviewed by McDaniel for their reasonableness based on a review of historical lease operating statements and marketing agreements.

The table below summarizes the Company’s net volume weighted benchmark prices adjusted for differentials for the properties audited by McDaniel and referred to herein as the Company’s “average realized prices.” The average realized prices shown in the table below were determined from the Company’s estimate of the total future gross revenue before production taxes for the properties audited and the Company’s estimate of the total net reserves for the properties audited by McDaniel for the geographic area. The data shown in the table below is presented in accordance with SEC disclosure requirements for the geographic area audited.

The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in the Company’s individual property evaluations.

Operating costs supplied by the Company are based on the operating expense reports of the Company and include only those costs directly applicable to the leases or wells for the properties audited by McDaniel. The operating costs include a portion of general and administrative costs allocated directly to the leases and wells. For operated properties, the operating costs include an appropriate level of corporate general administrative and overhead costs. Other costs include transportation and/or processing fees as deductions. The operating costs supplied by the Company were accepted as factual data and reviewed by McDaniel for their reasonableness; however, no independent verification of the data used by the Company was

Ovintiv Inc. December 31, 2023 Reserve Audit Opinion – BC Montney – Dawson North	Page 6 January 23, 2024

conducted. No deduction was made for loan repayments, interest expenses or exploration and development prepayments that were not charged directly to the leases or wells.

Development costs supplied by the Company are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The development costs supplied by the Company were accepted as factual data and reviewed by McDaniel for their reasonableness; however, no independent verification of the data used by the Company was conducted. The estimated net cost of abandonment, decommissioning and reclamation (ADR) costs were included by the Company for the properties audited. ADR costs include but are not limited to items such as: producing wells, suspended wells, service wells, gathering systems, facilities and surface land development. The Company’s estimates of the net abandonment costs were accepted without independent verification. Current costs used by the Company were held constant throughout the life of the properties.

The estimates of proved reserves presented herein were based upon an audit of the properties in which the Company owns and derives an interest; however, McDaniel has not made any field examination of the property. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included by the Company for potential liabilities to restore and clean up damages, if any, caused by past operating practices.

The Company has informed McDaniel that they have provided to us all of the material accounts, records, geological and engineering data, and reports and other data required for this investigation. In performing our audit of the Company’s forecast of future proved production, we have relied upon data supplied by the Company with respect to property interests owned or derived, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes, recompletion and development costs, development plans, abandonment and reclamation costs, product prices based on the SEC regulations, adjustments or differentials to product prices, geological structural and isochore maps, well logs, core analyses, and pressure measurements. McDaniel reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data supplied by the Company. We consider the factual data supplied to us by the Company to be appropriate and sufficient for the purpose of our audit of the Company’s estimates of reserves. In summary, we consider the assumptions, data, methods and analytical procedures used by the Company and reviewed by us as appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate under the circumstances to render the conclusions set forth herein.

Audit Opinion

Based on our audit, including the data, technical processes and interpretations presented by the Company, it is our opinion that the overall procedures and methodologies utilized by the Company in preparing their estimates of the proved reserves as of December 31, 2023 comply with current SEC regulations and that the overall proved reserves for the audited properties as estimated by the Company are, in aggregate, reasonable within the established audit tolerance guidelines of 10 percent as set forth in the SPE auditing standards.

Ovintiv Inc. December 31, 2023 Reserve Audit Opinion – BC Montney – Dawson North	Page 7 January 23, 2024

Standards of Independence and Professional Qualification

McDaniel is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1955. McDaniel maintains an office in Calgary, Alberta, Canada. We have over 80 engineers, geoscientists and technicians on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue.

We do not serve as officers or directors of any privately-owned or publicly-traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.

McDaniel actively participates in industry-related professional societies and routinely presents at conferences on the subject of reserves evaluations and SEC regulations. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

Prior to becoming an officer of the company, McDaniel requires that staff engineers and geoscientists have received professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization.

We are independent with respect to the Company as provided in the standards pertaining to the estimating and auditing of oil and gas reserves information included in COGEH and the Association of Professional Engineers and Geoscientists’ of Alberta (APEGA). Neither we nor any of our employees have any financial interest in the subject property, and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties.

The results of this audit, presented herein, are based on technical analysis conducted by teams of geoscientists and engineers from McDaniel. The professional qualifications of the undersigned, the technical person primarily responsible for overseeing the audit of the reserves information discussed in this report, are included as an attachment to this letter.

Terms of Usage

The results of our third-party audit, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by the Company.

Ovintiv Inc. December 31, 2023 Reserve Audit Opinion – BC Montney – Dawson North	Page 8 January 23, 2024

The Company makes annual filings on Form 10-K with the SEC under the 1934 Exchange Act. Furthermore, the Company has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference. We have consented to the incorporation by reference in the registration statements on Form S-8 of the Company of the references to our name as well as to the references to our third-party report for the Company, which appears in the December 31, 2023 annual report on Form 10-K of the Company. Our written consent for such use is included as a separate exhibit to the filings made with the SEC by the Company.

We have provided the Company with a digital version of the original signed copy of this report letter. In the event there are any differences between the digital version included in filings made by the Company and the original signed report letter, the original signed report letter shall control and supersede the digital version.

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

APEGA PERMIT NUMBER: P3145

/s/ J. W. B. Wynveen	/s/ C. R. Sauer
Jared W. B. Wynveen, P. Eng.	Colin R. Sauer, P.Eng.
Executive Vice President	Associate
January 23, 2024

JWBW/CRS:jep

[23-0158]

Ovintiv Inc. December 31, 2023 Reserve Audit Opinion – BC Montney – Dawson North	Page 9 January 23, 2024

CERTIFICATE OF QUALIFICATION

I, Jared W. B. Wynveen, Petroleum Engineer of 2000, 525 – 8th Avenue S.W., Calgary, Alberta, Canada hereby certify:

1.
That I am an Executive Vice President of McDaniel & Associates Consultants Ltd., APEGA Permit Number P3145, which Company did prepare, at the request of Ovintiv Inc., the report entitled "Ovintiv Inc., December 31, 2023 Reserve Audit Opinion, BC Montney – Dawson North ", dated January 23, 2024, and that I was involved in the preparation of this report. I am also registered as a Responsible Member as outlined by APEGA for McDaniel & Associates Consultant Ltd. APEGA Permit Number 3145.
2.
That I attended the Queen’s University in the years 2002 to 2006 and that I graduated with a Bachelor of Science degree in Mechanical Engineering, that I am a registered Professional Engineer with the Association of Professional Engineers and Geoscientists of Alberta and that I have in excess of 15 years of experience in oil and gas reservoir studies and evaluations.
3.
That I have no direct or indirect interest in the properties or securities of Ovintiv Inc., nor do I expect to receive any direct or indirect interest in the properties or securities of Ovintiv Inc., or any affiliate thereof.
4.
That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

APEGA ID 89207

Calgary, Alberta

Dated: January 23, 2024

Ovintiv Inc. December 31, 2023 Reserve Audit Opinion – BC Montney – Dawson North	Page 10 January 23, 2024

CERTIFICATE OF QUALIFICATION

I, Colin R. Sauer, Petroleum Engineer of 2000, 525 – 8 Avenue SW, Calgary, Alberta, Canada hereby certify:

1.
That I am an Associate for McDaniel & Associates Consultants Ltd., APEGA Permit Number P3145, which Company did prepare, at the request of Ovintiv Inc., the report entitled "Ovintiv Inc., December 31, 2023 Reserve Audit Opinion, BC Montney – Dawson North ", dated January 23, 2024, and that I was involved in the preparation of this report.
2.
That I attended the University of Calgary in the years 2003 to 2008, graduating with a Bachelor of Science degree in Oil and Gas Engineering; that I am a registered Professional Engineer with the Association of Professional Engineers and Geoscientists of Alberta and that I have in excess of 10 years of experience in oil and gas reservoir studies and evaluations.
3.
That I have no direct or indirect interest in the properties or securities of Ovintiv Inc., nor do I expect to receive any direct or indirect interest in the properties or securities of Ovintiv Inc., or any affiliate thereof.
4.
That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

APEGA ID 82265

Calgary, Alberta

Dated: January 23, 2024